August 7, 2009

Mail Stop 4561

VIA U.S. MAIL AND FAX (212) 798-6060

Mr. Brian C. Sigman
Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> RE: **Newcastle Investment Corp.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-K for the period ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 1-31458**

Dear Mr. Sigman:

We have reviewed your response letter dated August 3, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to prior comment 1 and note that you believe that the referenced measures represent GAAP disclosures under SFAS 107 and SFAS 131. We continue to believe that these disclosures, in their current form,

are not appropriate under SFAS 107 and SFAS131.  Please remove these measures in future filings.

2. We have reviewed your response to prior comment 2.  You state that you will use the proposed revised income statement presentation in your Form 10-Q for the quarter ending June 30, 2009 and in all other future periodic filings.  In addition, please include a discussion in your remaining 2009 periodic filings that addresses the change in presentation and your reasons for the change.  Please also confirm that you will use the revised income statement presentation in any registration statements that you file.

Please respond to the comments included in this letter within ten business days.  If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
*Assistant Chief Accountant*